BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

First Quarter Report
March 31, 2007

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	March 31, 2007	December 31, 2006 (1)
ASSETS
CURRENT
Cash and cash equivalents	$438,536	$446,112
Loans, prepaids and receivables (Note 3)	2,340	2,340
	440,875	448,452

Total assets	$440,875	$448,452

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$67,835	$67,976

Loan payable (Note 4)	342,936	342,936

Shareholders' equity
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding – 11,033,514 common shares	2,649,089	2,649,089
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	383,820	377,085
Deficit	(3,974,664)	(3,960,493)
Total shareholders’ equity	30,104	37,540
Total liabilities and shareholders’ equity	$440,875	$448,452

The accompanying notes are an integral part of these consolidated financial statements.

(1)  Audited

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2007	2006

REVENUE	$2,081	$8,625

EXPENSES

General and administrative expenses (Note 5)	7,424	7,773
Directors and management fees	11,906	-
Interest expense	(3,078)	5,123
	16,252	12,896
Loss before other items	(14,171)	(4,271)

OTHER ITEMS
Write-down marketable securities	-	(3,876)
Gain (loss) on sale of long-term investments	-	13,237
Gain on settlement of debt	-	23,633
Total other expenses	-	32,994

Net income (loss) for the period	(14,171)	28,723

Deficit, beginning of the period	(3,960,493)	(3,883,627)

Deficit, end of the period	$(3,974,664)	$(3,854,904)
Basic and diluted income (loss) per share	$(0.002)	$0.005
Weighted average number of common shares outstanding	7,940,089	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(14,171)	$28,723
Items not affecting cash:
Write-down of marketable securities	-	3,876
(Gain) loss on the sale of long-term investments	-	(13,237)
Gain on settlement of debt	-	(23,633)

Changes in non-cash working capital items
Increase in marketable securities	-	(154)
(Increase) decrease in loans and receivables	-	611
Decrease in accounts payable	(140)	(44,958)
Net cash used in operating activities	(14,311)	(48,772)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of long-term investments	-	13,272
Net cash provided by investing activities	-	13,272

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by financing activities	-	-

Effect of foreign exchange on cash	6,735	23,351

Change in cash during the period	(7,576)	(12,149)
Cash, beginning of the period	446,112	14,392
Cash, end of the period	$438,536	$2,243

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.	Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

3.	Loans, Prepaids and Receivables

	March 31, 2007	December 31, 2006

Receivables	2,340	2,340
Total	$2,340	$2,340

4.	Loan Payable

The loan is payable to a private company of a director of the Company and bears interest at 6%.

5.	General and Administrative Expenses

For the three months ended March 31, general and administrative expenses were comprised of the following:

	March 31, 2007	March 31, 2006
Administration office and travel	$1,692	$85
Consulting fees, salaries and employee benefits	-	-
Non-recoverable GST	-	291
Professional fees	4,362	3,657
Regulatory, transfer agent and shareholder communications	1,370	3,740
Total	$7,424	$7,773

6.	Capital Stock

	Number of shares	Amount
Balance, beginning of period	5,933,514	$2,162,089
Private placements	5,100,000	487,000
Balance March 31, 2007 and December 31, 2006	11,033,514	$2,649,089

7.             Income (Loss) per Share

The weighted average number of common shares outstanding used in determiningincome loss) per share amounts was 7,940,089.

8.	Summary of Securities Issued and Options Granted During the Period

During the years ended December 31,2006, 2005, 2004 and 2003 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.   As at March 31, 2007, there are no stock options remaining.

9.	Related Party Transaction

There were no related party transactions for this quarter ending March 31, 2007.

10.	Contingencies

Litigation

a)    A statement of claim has been filed against the Company to recover certain oil and gasproperties, which the claimant alleges were sold to it by the former management of theCompany. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed astatementof claim alleging that the Company engaged in improper actions during theCompany’sattempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settleand dismiss its litigation with Cybersurf. The Company did not admit to any liability orwrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of thecomplaints by Cybersurf. This amount and related legal costs of $699,793 (2005 – $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)            During the year ended December 31, 2005, the Company settled with the AlbertaSecurities Commission (the “ASC”) in respect of an alleged breach of takeover bid rulesand controlpersons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

11.	Directors and Executive Officers at March 31, 2007

Name of Director	Principal Position
Navchand Jagpal	President, Secretary and CFO
Greg MacRae	Director
Lewis Dillman	Director

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